
May 10, 2012

Joseph Bernstein
Co-Chief Executive Officer and Director
Grandparents.com, Inc.
589 Eighth Avenue, 6th Floor
New York, NY 10018

> **Re:** **Grandparents.com, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed April 24, 2012**
> **File No. 000-21537**

Dear Mr. Bernstein:

We have reviewed your filing and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated March 27, 2012.

Item 2.01. Completion of Acquisition or Disposition of Assets

Management's Discussion of Analysis of Financial Condition and Results of Operations

Results of Operations of Grandparents.com, page 24

1.   We note that in response to prior comment 12 you added pro forma financial information for the year ended December 31, 2010 which gives effect to the 2010 Purchase Transaction as if it took place on January 1, 2010. We further note the pro forma adjustments as described in footnote (3). Please provide additional details for these pro forma adjustments and describe how they comply with Rule 11-02(b)(6) of Regulation S-X. For example we note that adjustment [C] reflects staff reductions that commenced two months following the 2010 Purchase Transaction. Please tell us whether these reductions were included in the contractual arrangements underlying the 2010 Purchase Transaction and to the extent that they were not reflected in those contracts, provide the basis for your adjustment.

2.   We note that the pro forma financial information for the year ended December 31, 2010 includes $4.2 million in transaction costs. Please explain why you have not included a pro forma adjustment to exclude these costs from your historical statements of operations. In this regard, we note that these expenses are non-recurring and are directly attributable to the transaction.

Cash Flow, page 26

3.   We note that you included pro forma cash flow information for the year ended December 31, 2010. Please revise to include the adjustments and descriptions of such adjustments as necessary.

(d) Exhibits, page 51

4.   The Second Amended and Restated Certificate of Incorporation, which you have incorporated by reference into this filing in response to prior comment 24, indicates that your name is NorWesTech, Inc. Your Form 8-K, however, discloses that on February 23, 2012 you changed your name to Grandparents.com. Please advise.

Exhibit 99.3. Unaudited Pro Forma Financial Information of the Company

5.   Please revise your pro forma financial information to include the introductory paragraph required by Rule 11-02(b)(2) of Regulation S-X.

        You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3483 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Katherine Wray

                                        Katherine Wray
                                        Attorney-Advisor

cc: Via E-Mail
        Jeffrey L. Wasserman
        Sills Cummis & Gross P.C.